United States securities and exchange commission logo





                            April 29, 2021

       Jason J. Winkler
       Chief Financial Officer
       Motorola Solutions, Inc.
       500 W. Monroe Street
       Chicago, IL 60661

                                                        Re: Motorola Solutions,
Inc.
                                                            Form 10-K For the
Year Ended December 31, 2020
                                                            Filed February 12,
2021
                                                            Form 8-K Filed
February 4, 2021
                                                            File No. 001-07221

       Dear Mr. Winkler:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K Filed February 4, 2021

       Exhibit 99.1

   1. We note that you present outlook guidance for non-GAAP earnings per share without providing the
reconciliation to the most directly comparable GAAP financial measure or the statement that
providing such reconciliation requires unreasonable efforts. Refer to
                                                        Question 102.10 of the
Compliance and Disclosure Interpretations on Non-GAAP
                                                        Financial Measures and
revise your future filings to provide the required information.
 Jason J. Winkler
FirstName   LastNameJason
Motorola Solutions,  Inc. J. Winkler
Comapany
April       NameMotorola Solutions, Inc.
       29, 2021
April 229, 2021 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Martin James at 202-551-3671 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing